MTU Aero Engines

RECEIVED
2006 JUN 14 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

SUPPL

06014359

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

Munich, June 07, 2006

Re: MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by an entity with close relationship to members of the management and supervisory board of the Company, dated May 30, 2006

b) Notification of securities transactions by a member of the supervisory board, dated May 30, 2006

c) Notification of securities transactions by a member of the supervisory board, dated May 30, 2006

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel

Encl.

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
Tax No.: 800/96802
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Udo Stark, CEO
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Chairman of the Supervisory Board:
Johannes P. Huth

Directors Dealings

On October 30, 2004 the German Law for the Improvement of Investor Protection (AnsVG) has come into force which includes a new, substantially expanded version of Section 15a of the German Securities Trading Law (WpHG). Accordingly, any purchase or sale of shares in MTU Aero Engines Holding AG made by any person with management duties at MTU Aero Engines Holding AG is to be disclosed by the company if the total value of the transactions(s) reaches €5,000 by the end of a calendar year. For this purpose the directors' notifcation is necessary and required by law within a period of five working days. Furthermore, notification is to be sent within this period to the German Financial Services Authority (BaFin). The statutory disclosure obligation applies also to persons who are in a close relationship with a person with management duties (spouses or registered partners, dependet children and other relatives if they have been living in the directors' household for at least 12 months, as well as legal persons or entities that are controlled by one of the afore mentioned persons).

Further information can be found on the website of the German Financial Services Authority (BaFin) at: www.bafin.de

Disclosure of transactions by leading persons pursuant to Section 15a of the German Stock Corporation Law:

Archiv 2005

Date of Business	30.05.2006
Stock-exchange	Off-exchange
First name / Last name	Dr. Klaus Steffens
Reason for duty disclosure	Mr. Dr. Steffens is a member of the supervisory board.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (incoming)
Amount of shares	144.796
Total amount	Not quantifiable

Date of Business	30.05.2006
Stock-exchange	Off-exchange
First name / Last name	Michael Keller

Reason for duty disclosure	Mr. Keller is a member of the supervisory board.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (incoming)
Amount of shares	28.199
Total amount	Not quantifiable

Date of Business	30.05.2006
Stock-exchange	Off-exchange
First name / Last name	Blade Management Beteiligungs GmbH & Co. KG
Reason for duty disclosure	Entity with close relationship to members of the management or supervisory board of MTU Aero Engines Holding AG according to §15a WpHG
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (outgoing)
Amount of shares	508.220
Total amount	Not quantifiable

Date of Business	19.05.2006
Stock-exchange	Off-exchange
First name / Last name	Blade Management Beteiligungs GmbH & Co. KG
Reason for duty disclosure	Entity with close relationship to members of the management or supervisory board of MTU Aero Engines Holding AG according to §15a WpHG
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (outgoing)
Amount of shares	21.199
Total amount	Not quantifiable

Date of Business	24.03.2006
Stock-exchange	Off-exchange
First name / Last name	Blade Management Beteiligungs GmbH & Co. KG
Reason for duty disclosure	Entity with close relationship to members of the management or supervisory board of MTU Aero Engines Holding AG according to §15a WpHG
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Blade Management Beteiligungs GmbH & Co. KG	

Anschrift[3]
Dachauer Straße 665
80995 München

Ansprechpartner/Rufnummer[4]
089 1489-9111

2. Grund der Mitteilungspflicht

2a) ☐ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☒ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☒
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum
Winkler, Reiner	31.07.1961

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
MTU Aero Engines Holding Aktiengesellschaft

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Blade Management Beteiligungs GmbH & Co. KG	01.06.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PT0	MTU Aero Engines Holdings AG Namens-Aktien o.N.

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Übertragung (Ausgang)	30.05.2006	außerbörslich
Preis [24]	Währung[25]	Stückzahl[26]
Gesamtvolumen: Nicht bezifferbar	Euro	508.220
		Geschäftsvolumen[27]

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

2.6.06 [signature] ppa [signature]

Datum, Unterschrift

Stand: 24.03.2005

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Dr. Steffens, Klaus	08.02.1950

Anschrift[3]
Hapberger Weg 7
82347 Bernried

Ansprechpartner/Rufnummer[4]
08158 99104

2. Grund der Mitteilungspflicht

2a) ☐ *Person mit Führungsaufgaben*[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ *natürliche Person in enger Beziehung* *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Dr. Steffens, Klaus	01.06.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI[15]
DE000A0D9PT0	Aktie

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Übertragung (Eingang)	30.05.2006	außerbörslich
Preis[24]	**Währung[25]**	**Stückzahl[26]**
Gesamtvolumen: Nicht bezifferbar	EUR	144.796
		Geschäftsvolumen[27]

Zu veröffentlichende Erläuterung:[28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

2.6.06

Datum, Unterschrift

+4989914895814

Stand: 24.03.2005

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Keller, Michael	23.11.1955

Anschrift[3]
Finkenstraße 1
86447 Aindling

Ansprechpartner/Rufnummer[4]

2. Grund der Mitteilungspflicht

2a) ☐ ***Person mit Führungsaufgaben***[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ ***natürliche Person in enger Beziehung*** *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ ***juristische Person, Gesellschaft oder Einrichtung in enger Beziehung***[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Keller, Michael	01.06.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI[15]
DE000A0D9PTO	Aktie

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Übertragung (Eingang)	30.05.2006	außerbörslich
Preis[24] Gesamtvolumen: Nicht bezifferbar	Währung[25] EUR	Stückzahl[26] 28.199
		Geschäftsvolumen[27]

Zu veröffentlichende Erläuterung:[28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

02.06.06 [Unterschrift]

Datum, Unterschrift